SALIENT ADVISORS, L.P.

January 29, 2010

To the Trustees of:

Salient Absolute Return Fund
Salient Absolute Return Institutional Fund
Salient Absolute Return Master Fund
4265 San Felipe Suite 800
Houston, Texas 77027

Re:  Expense Limitation Agreement

      With reference to the Investment Advisory Agreements entered into by Salient Advisors, L.P. (the "Advisor") with each of Salient Absolute Return Fund (the “SAR Fund”), Salient Absolute Return Institutional Fund (the “Institutional Fund” and together with the SAR Fund, the “Feeder Funds”) and Salient Absolute Return Master Fund (the “Master Fund”) on the 29th day of January 2010, and with reference to the Services Agreement entered into by the Advisor and SAR Fund on the 29th day of January, 2010, and the Administrative Services Agreement entered into by the Advisor and the Institutional Fund on the 29th day of January, 2010, we hereby notify you as follows:

       1.      Through January 31, 2011, the Advisor agrees to waive and/or reimburse the Master Fund for its management fee and, to the extent necessary, bear other expenses, to limit the total annualized expenses (excluding Master Fund borrowing and investement-related costs and fees and expenses of underlying funds) of the SAR Fund to the amount of 2.5% of net assets attributable to shares of the SAR Fund.

       2.      Through January 31, 2011, the Advisor agrees to waive and/or reimburse the Master Fund for its management fee and, to the extent necessary, bear other expenses, to limit the total annualized expenses (excluding Master Fund borrowing and investment-related costs and fees and expenses of underlying funds) of the Institutional Fund to the amount of 2.0% of net assets attributable to shares of the Institutional Fund.

       3.      The Advisor shall be permitted to recover expenses it has borne subsequent to the effective date of this agreement (whether through reduction of its management fee or otherwise) in later periods to the extent that a Feeder Fund's expenses fall below the annual rates set forth above.  Provided, however, that a Feeder Fund is not obligated to pay any such deferred fees more than one year after the end of the fiscal year in which the fee was deferred.

       4.      During the periods covered by this letter agreement, the expense limitation arrangement set forth above for each of the Feeder Funds may only be modified by a majority vote of the "non-interested" trustees of the Funds (as defined under the Investment Company act of 1940, as amended (the "1940 Act") affected.

       5.      We understand and intend that you will rely on this undertaking in preparing and filing the Registration Statements on Form N-2 for the above referenced Funds with the Securities and Exchange Commission, in accruing each Fund's expenses for purposes of calculating its net asset value per share and for other purposes permitted under Form N-2 and/or the 1940 Act, and expressly permit you to do so.

Very truly yours,

SALIENT ADVISORS, L.P.

By:	/s/ A. Haag Sherman
A. Haag Sherman
Managing Director

ACCEPTED AND AGREED TO ON BEHALF OF:
Salient Absolute Return Master Fund
Salient Absolute Return Fund
Salient Absolute Return Institutional Fund

By:	/s/ Jeremy Radcliffe
Jeremy Radcliffe
Secretary